SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 13, 2017
By: /s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCI Wireless Announcement

2

MEDIA RELEASE

SHAW COMMUNICATIONS INC. SIGNIFICANTLY ENHANCES

ITS WIRELESS NETWORK CAPABILITIES

•	Addition of low-band spectrum is a significant milestone towards improving network coverage and quality across Alberta, British Columbia and Ontario

•	Canadians will benefit by having Shaw put this spectrum to use and continuing to offer true facilities-based competition and affordable wireless services on a more robust network

•	Enhanced financial flexibility going forward with pro forma net debt to EBITDA below 2.0x

CALGARY, June 13, 2017 – As previously announced earlier today, Shaw Communications Inc. (“Shaw” or “the Company”) has entered into a series of transactions that enhance the Company’s long-term growth prospects. “Today represents another important milestone regarding our commitment of becoming Canada’s leading connectivity provider. We believe that both transactions are optimizing the value and strategic positioning of our portfolio of assets and will generate long term benefits for all of our stakeholders, including our employees, customers and shareholders,” said Brad Shaw, Chief Executive Officer, Shaw Communications.

The transactions announced today include a share purchase agreement with GI Partners portfolio company Peak 10 Holding Corporation (“Peak 10”) to sell 100% of Shaw’s wholly-owned subsidiary, ViaWest, Inc. (“ViaWest”), for approximately C$2.3 billion (US$1.675 billion) (the “ViaWest Transaction”). ViaWest provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Concurrently, Shaw also announced that it has entered into a definitive agreement with Quebecor Media Inc. (“Quebecor”) to acquire 700 MHz and 2500 MHz wireless spectrum licences for $430 million (the “Spectrum Transaction”). The spectrum licences being acquired comprise the 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

“Considering the acquisition of WIND (now Freedom Mobile) in 2016, we now have more synergistic investment opportunities as a leading enhanced connectivity provider within our Canadian footprint,” Mr. Shaw said. “We believe this incremental investment in our wireless business, particularly with the addition of the 700 MHz spectrum, will materially improve our long-term wireless customer experience, and will further enable our ability to offer converged network solutions to our customers.”

“We are excited about our wireless opportunity, and the additional spectrum and network investment will create a compelling wireless experience for our existing and future customers,” Mr. Shaw said. “We are pleased that we have entered into an agreement with Quebecor, and we are excited about putting this spectrum to use for the benefit of Canadians.”

ViaWest Transaction Details

The purchase price of approximately C$2.3 billion (US$1.675 billion), represents an attractive return on Shaw’s original investment of US$1.2 billion, or approximately C$1.3 billion at the prevailing exchange rate at the time. Consideration pursuant to the ViaWest Transaction is comprised of all cash.

Shaw expects to realize net cash proceeds from the ViaWest Transaction of approximately C$900 million after the repayment of ViaWest level indebtedness of approximately US$580 million, repayment of the US$380 million Shaw credit facility borrowings associated with the original investment and subsequent INetU acquisition, and estimated ViaWest Transaction expenses and taxes.

The ViaWest Transaction is subject to customary conditions, including U.S. regulatory approval and is expected to close by the end of fiscal 20171. The ViaWest Transaction is not subject to a financing condition.

TD Securities Inc. (“TD Securities”) acting as exclusive financial advisor to Shaw, provided an opinion to the Board of Directors of Shaw that, subject to the assumptions, qualifications and limitations provided therein, the consideration to be received by Shaw pursuant to the ViaWest Transaction is fair, from a financial point of view, to Shaw.

Spectrum Transaction Details

The Spectrum Transaction is subject to customary closing conditions and all necessary regulatory approvals from the Ministry of Innovation, Science and Economic Development Canada (“ISED”) and under the Competition Act. The Spectrum Transaction has received all required internal approvals at Shaw and Quebecor and is not subject to approval by the shareholders of Shaw or further approval by the shareholders of Quebecor.

The Spectrum Transaction will be funded using a combination of cash proceeds from the ViaWest Transaction, cash on hand and/or Shaw’s existing credit facility, and is expected to close in the Summer of 2017.

In addition to the spectrum acquisition cost, capital expenditures associated with the deployment of the acquired spectrum are estimated to be approximately $350 million. The Company expects the majority of the capital related to the network build to be incurred during fiscal 20181, which reinforces Shaw’s commitment to the wireless space, and improves our long-term wireless growth prospects.

Additional Details

Shaw’s pro forma net debt to EBITDA leverage metric, assuming closing of both the ViaWest Transaction and the Spectrum Transaction, is expected to be below the low end of our target 2.0x-2.5x, and our $1.5 billion credit facility will be fully undrawn.

Shaw will discuss the ViaWest Transaction and the Spectrum Transaction in conjunction with our third quarter fiscal 2017 results on the previously-scheduled conference call for Wednesday June 28, 2017.

[1]	Note: Shaw has an August fiscal year-end.

Advisors and Legal Counsel for Shaw

TD Securities acted as exclusive financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP and Dentons Canada LLP provided legal advice with respect to the ViaWest Transaction. Dentons Canada LLP provided legal advice with respect to the Spectrum Transaction.

About Shaw Communications

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony and video. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Investor Inquiries:	Media Inquiries:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	chethan.lakshman@sjrb.ca
www.shaw.ca	(403) 930-8448

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements relating to the sale of ViaWest and the net cash proceeds (and repayment of ViaWest level debt) therefrom, the acquisition of the spectrum licenses from Quebecor and the capital expenditures associated with the deployment of the acquired spectrum, the impact of the transactions on Shaw and its stakeholders, including wireless customers, and Shaw’s pro forma leverage metric. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limit, that: regulatory approvals will be received and the other conditions to closing of the transactions will be satisfied; expected business and financial results for Shaw and its wireless business will be realized; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the successful deployment of LTE Advanced network, other growth plans and the converged network solution in a timely and cost effective manner to yield the results expected for Shaw and its wireless business; and the acquired spectrum will provide expected benefits to Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the transaction and/or the business, operational and financial expectations for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

“EBITDA” does not have a standard definition prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. EBITDA is equivalent to “Operating income before restructuring costs and amortization” which is often used in the Company’s disclosure and is defined as revenue less operating, general and administrative expenses. For discussion on this measure, see 2016 Annual Report under “Key Performance Drivers”